

November 15, 2010

Mr. Michael Borish
CEO, President, Secretary, and Sole Director
Freedom Environmental Services, Inc.
11372 United Way
Orlando, FL 32824

      RE: Freedom Environmental Services, Inc.
            Item 4.01 Form 8-K filed November 10, 2010
            File No. 0-53388

Dear Mr. Borish:

     We have reviewed this filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note that you have requested a letter from your former accountants indicating their agreement with your disclosures. Supplementally tell us the status of obtaining this letter. If there is a specific reason why your former accountants have not yet provided this letter, such as a billing dispute or other unresolved matters between you and your former accountants, revise your disclosure to explain to your investors the nature of the delay in obtaining this letter. If you cannot obtain the letter, disclose in a Form 8-K/A that you are unable to obtain the letter. Otherwise, confirm to us that you expect to receive this letter shortly and will file an amendment to your Item 4.01 Form 8-K to provide this letter as Exhibit 16 upon its receipt.

*****

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Direct any questions regarding the above to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant